EXHIBIT 15.1

Board of Directors
Eckerd Corporation:



RE: Registration Statement on Form S-3 (No. 33-50223)

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated September 15, 1998, related to our review of interim financial information, which report was included in the Form 10-Q of Eckerd Corporation and subsidiaries (a wholly-owned subsidiary of J. C. Penney Company, Inc.) for the thirteen and twenty-six weeks ended August 1, 1998.

Pursuant to Rule 436(c) under the Securities Act of 1933, such report is not considered a part of a registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.


/s/ KPMG PEAT MARWICK LLP


Tampa, Florida
September 15, 1998